Exhibit 99.1

Obsidian Energy Proposes Combination Transaction to Bonterra Energy Corp.

CALGARY, August 31, 2020 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, “we”, or “our”) today announced that it has sent the following letter to Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) proposing a combination transaction that would be expected to result in significant cost synergies and drive substantial accretion across all financial metrics for both Obsidian Energy and Bonterra.

August 31, 2020

Bonterra Energy Corp.

901, 1015 – 4th Street SW

Calgary, Alberta T2R IJ4

Attention: George Fink – Chairman, President & Chief Executive Officer

Cc: Bonterra Energy Corp. Board of Directors

Dear George:

As you are aware, Obsidian Energy Ltd. (“Obsidian Energy”) and Bonterra Energy Corp. (“Bonterra”) have been engaged in periodic discussions pertaining to a potential friendly business combination transaction since at least January of 2019. Based on the extensive due diligence and analysis conducted by our financial advisor Tudor, Pickering, Holt & Co. (“TPH”) and our senior management team, we strongly believe that a combination between our two companies would result in significant cost synergies that would drive very substantial accretion across all financial metrics while creating a “Cardium Champion” with significant scale given the contiguous nature of our Pembina operations. The pro forma entity would have production in excess of 35,000 boe/d, achieve a highly competitive WTI break-even price whilst maintaining production levels and benefit from a low corporate production decline rate when compared to light oil-weighted operators across the North American landscape. With a robust and efficient operating platform, we foresee that the pro forma entity would look to benefit from a stable balance sheet structure that could quickly pursue further value-creating consolidation within the Cardium play.

Obsidian Energy’s Board of Directors has been prepared to immediately engage in substantive transaction discussions and work expeditiously and collaboratively with Bonterra towards the announcement of a mutually-beneficial combination transaction since June. At that time I informed you that our Board of Directors was prepared to table a formal expression of interest to Bonterra’s Board of Directors, but we agreed that the more appropriate next step was for our respective management teams to commence discussions under a confidentiality agreement. During our subsequent conversations, both you and your advisors at Peters & Co. verbally agreed that the strategic and financial merits of a transaction between our two companies “made a lot of sense”. We also discussed the fact that both the equity and debt capital markets have been sending a clear signal for over two years that they are no longer supportive of small to mid-cap sized upstream energy producers. As a result, they would embrace the pursuit of strategic and financially accretive M&A to create a more competitive go-forward entity.

However, despite these positive initial discussions and Obsidian Energy’s consistent efforts to further the engagement between our two companies, we have failed to make any meaningful progress. In part, this is due to Bonterra’s desire to have Obsidian Energy sign a “standstill” that would be unduly restrictive given current market conditions. In lieu of this, Obsidian Energy offered to amend the confidentiality and standstill agreement Bonterra executed in September 2019 to ensure that the parties are on a level playing-field. You have been unwilling to proceed on this basis.

As a result, I write to you on behalf of Obsidian Energy’s Board of Directors to make a formal non-binding business combination proposal. Assuming a $US50/bbl WTI and $1.95/MMBtu AECO 2021 forward commodity price outlook, and based on the extensive analysis that we have conducted, we believe that a business combination between Obsidian Energy and Bonterra would result in:

(I)	Approximately $50 million in year one and $100 million over the first three years in G&A and operating expense reductions, capital cost savings and incremental cashflow from recycling capital from the pro forma operations to Obsidian Energy’s higher-return Willesden Green drilling inventory, resulting in significantly greater free cash flow available to accelerate debt repayment resulting in improved financial performance;
(II)

A significantly lower 2021 break-even WTI price of ~ $US37 WTI to maintain exit to exit production levels while achieving free-cash flow neutrality, with further break-even price improvement in 2022 and beyond due to lower interest expense from debt repayment;

(III)	Significant improvement in credit metrics due to improved cashflow and lower debt resulting in a lower risk profile and forecasted 2022 year-end Debt / EBITDA of 2.0x;
(IV)

Increased size and scale that we believe would allow the combined entity to access alternative debt financing to refinance existing first lien debt resulting in a more stable and diversified capital structure that would not be reliant on and exposed to semi-annual bank redeterminations;

(V)	Robust accretion across all equity metrics resulting in significant per share value appreciation;
(VI)	Increased efficiency in managing asset retirement obligations, the majority of which reside in our respective Pembina holdings;
(VII)	Bonterra shareholders realizing significant equity participation in a pro forma entity optimally positioned to drive further accretive consolidation in the Cardium;
(VIII)	The eventual reinstatement of a dividend to shareholders after sufficient debt pay down; and
(IX)	An outcome far superior with regards to all financial measures compared to what either company could achieve on a stand-alone basis.

We would note that we have shared our assumptions with our banking syndicate, our noteholders and their respective financial advisors.

Based on the information we have had available to us, Obsidian Energy’s Board would be prepared to offer an exchange ratio of 2.0 common shares of Obsidian Energy per common share of Bonterra, representing total ownership by Bonterra shareholders in the pro forma entity of approximately 48%. While this is currently below a trading price-based exchange ratio, our detailed contribution analysis supports that this is a competitive and highly compelling exchange ratio. Bonterra currently trades at a premium to Obsidian Energy and other relevant public oil producing companies, despite recent performance that has been weaker than Obsidian Energy as measured by cash flow, operating costs, and well results. We recognize the attractive, low-decline attributes of Bonterra’s portfolio, but we do not believe that the Bonterra valuation premium will be sustained in the stand-alone entity. More importantly, we believe that the combined company will have dramatically superior financial performance due to the significant synergies available, and we believe that it is very unlikely that any other company would be able to achieve the scale of synergies that are available between our two firms. We are seeking to deliver a path to enhanced underlying cash flow and asset value to meaningfully increase the equity value for both Obsidian Energy and Bonterra shareholders. Obsidian Energy will consider an increased exchange ratio in the event Bonterra is able to demonstrate additional value.

At the proposed exchange ratio, we, in conjunction with our financial advisors, see the potential for significant accretion to the benefit of both Obsidian Energy and Bonterra shareholders. Modelling $US50 WTI/bbl and $1.95/MMBtu AECO commodity prices in 2021 and assuming the pro forma entity trades at 4.5x Enterprise Value / 2021 EBITDA, a trading multiple consistent with peers, Bonterra’s common shares would appreciate by greater than 300% to approximately $6.40 per share, representing approximately $3.20 per common share of Obsidian Energy. Under the same commodity price assumptions, extrapolating a 4.5x multiple to projected 2022 EBITDA would result in Bonterra’s common shares appreciating by almost 600% to approximately $10.50 per share and approximately $5.25 per common share of Obsidian Energy due to modest production growth resulting in higher EBITDA, along with equity value improvement due to significant debt pay down from free cash flow generation.

Given the significant equity appreciation that would result from a combination between our companies, we feel strongly that engaging with Obsidian Energy is a far better outcome for Bonterra shareholders than the pursuit of incremental second-lien debt financing from the Business Development Bank of Canada. It is clear that adding more debt to an already over-levered balance sheet is a vastly inferior outcome for Bonterra equity holders compared to the synergies and corresponding share price appreciation that a merger would enable.

It is our steadfast belief that a negotiated transaction is in the best interests of our respective shareholders. As a result, our management team as well as our advisors are prepared to immediately engage in prompt discussions to share our cost synergy and business plan assumptions and to negotiate mutually acceptable definitive agreements and finalize a transaction to combine our companies on an expedited basis. A combination transaction has the unanimous support of Obsidian Energy’s Board of Directors, and we envision a short period of exclusivity for each party to conduct any additional due diligence and for the parties to negotiate customary and appropriate definitive transaction documentation. Signing would be subject to final approvals by our respective Boards of Directors and closing would be subject to approval by our respective shareholders, as well as other customary conditions, including regulatory and stock exchange approvals. If the Bonterra Board of Directors feels a market check or similar process is necessary before effecting the proposed combination transaction, Obsidian Energy is prepared to consider non-preclusive deal protections and to permit a “go-shop” period on customary terms. Similarly, we recognize the social considerations inherent in any combination transaction and we are committed to fairly addressing these in order to allow the combined company to flourish. We have worked extensively with our legal, financial and tax advisors to confirm not only the feasibility of the proposed transaction, but also our plan to ensure a smooth and expeditious path to closing.

We look forward to your response to this letter as soon as possible and in any event on or before Friday, September 4, 2020. Absent expeditious engagement by Bonterra over the coming days, Obsidian Energy is prepared to pursue all options to consummate this transaction.

Sincerely yours,

(signed) “Stephen E. Loukas”

Stephen E. Loukas

Interim President and Chief Executive Officer

Obsidian Energy Ltd.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION AND UNITED STATES MATTERS

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. Any offer by Obsidian Energy to acquire common shares of Bonterra and to issue common shares of Obsidian Energy will be pursuant to the terms of a definitive agreement between the parties or made solely by, and subject to the terms and conditions set out in, a formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery, as well as a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). BONTERRA SECURITY HOLDERS ARE URGED TO READ SUCH DOCUMENTS WHEN THEY ARE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND ANY PROPOSED TRANSACTION. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Securities will not be offered, nor will deposits of securities be accepted from a person, in any State of the United States in which the offering of securities, or acceptance thereof, would not be in compliance with the laws of such jurisdiction. Neither the SEC nor any securities commission of any State of the United States has (a) approved or disapproved of the non-binding proposal, (b) passed upon the merits or fairness of the non-binding proposal, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States.

OIL AND GAS INFORMATION ADVISORY

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

This news release contains references to the terms EBITDA, Enterprise Value, Debt and free cash flow, which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt. Enterprise Value is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivelants. Free cash flow is funds flow from operations less capital and decommissioning expenditures.

ABBREVIATIONS
AECO	Alberta Energy Company
bbl/d	barrels per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	million British Thermal Units
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion and equity appreciation, production levels and WTI break-even price; the terms and exchange ratio of the proposed combination between Obsidian Energy and Bonterra; potential resumption of dividend payments in the future, and Obsidian Energy’s intention to pursue all options consummate the proposed combination absent expeditious engagement by Bonterra.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: the ability to complete the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the proposed combination transaction, the combined company will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

MEDIA CONTACT

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Direct: 587-355-1947

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

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